Exhibit 12

HAYES LEMMERZ INTERNATIONAL, INC.

RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Millions of dollars except ratios)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,	January 31,
	1997	1998	1999	2000	2001

Earnings:

Earnings (loss) before taxes on income and minority interest	$(102.0)	$55.1	$93.1	$119.4	$(67.7)

Interest expense:

Bank borrowings and long-term debt	48.5	90.4	94.9	153.3	$163.3

Rentals(1)	4.6	5.7	7.2	8.7	10.3

Earnings (loss) before interest expense, taxes on income and minority interest	$(48.9)	$151.2	$195.2	$281.4	$105.9

Fixed charges:

Bank borrowings and long-term debt	$48.5	$90.4	$94.9	$153.3	$163.3

Rentals(1)	4.6	5.7	7.2	8.7	10.3

Total fixed charges	$53.1	$96.1	$102.1	$162.0	$173.6

Ratio of earnings (loss) to fixed charges	(0.92)	1.57	1.91	1.74	0.61

Coverage deficiency on fixed charges	102.0	N/A	N/A	N/A	N/A

(1)	Estimated interest component of rent expense.